Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THIRTEEN-MONTH AND ONE-MONTH PERIODS ENDED MARCH 31, 2017, TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2017 AND YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015

Introduction

This management’s discussion and analysis (MD&A) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (Acasti or the Corporation) as at March 31, 2017 and for the thirteen-month period then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the thirteen-month period ended March 31, 2017 and the twelve-month periods ended February 29, 2016 and February 28, 2015.

This MD&A, approved by the Board of Directors on June 6, 2017, must be read in conjunction with the Corporation’s audited financial statements for the thirteen-month period ended March 31, 2017 and years ended February 29, 2016 and February 28, 2015. The Corporation’s audited financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange and on the NASDAQ Capital Market exchange under the ticker symbol “ACST”.  Since November 8, 2016, the Corporation’s ticker symbol on TSVX was changed to conform to its NASDAQ ticker symbol.

management discussion and analysis of the financial situation and operating results

FORWARD-LOOKING STATEMENTS
This MD&A contains certain information that may constitute “forward-looking information” within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:
•	Acasti’s ability to conduct all required clinical and nonclinical trials for CaPre®, including the timing and results of those clinical trials;
•	Acasti’s strategy, future operations, prospects and the plans of management;
•	the design, regulatory plan, timeline, costs and results of clinical and nonclinical trials for its lead product, CaPre;
•	the timing and ramp up of patient enrollment;
•	the timing and the outcome of meetings and discussions with the U.S. Food and Drug Administration (FDA);
•	planned regulatory filings for CaPre, and the timing thereof;
•
Acasti’s expectation that its Bridging Study (as defined below) results will support Acasti’s plan to get authorization to use the FDA’s 505(b)(2) pathway with new chemical entity (“NCE”) status towards a New Drug Application (“NDA”) approval in the United States;

•	the likelihood of Acasti receiving 5-year exclusivity for CaPre as a NCE;
•	the timing and results from two competitor outcomes studies in mild to moderate HTG patients;
•	additional clinical trials demonstrating safety and efficacy of CaPre;
•	anticipated marketing advantages and product differentiation of CaPre and its potential to become the best-in-class omega-3 (“OM3”) compound for the treatment of severe hypertriglyceridemia;
•
Acasti’s estimates of the size of the potential market for CaPre, unmet medical needs in such market, potential for market expansion, and the rate and degree of market acceptance of CaPre, if reaching commercialization, and Acasti’s ability to serve such market;

•	the potential to expand CaPre’s indication for the treatment of mild to moderate hypertriglyceridemia;
•	the degree to which physicians would switch their patients to a product with CaPre’s target product profile;
•	Acasti’s strategy and ability to develop, commercialize and distribute CaPre in the United States and elsewhere;
•	Acasti’s ability to complete business development, marketing and other pre-commercialization activities before reaching commercial launch of CaPre and the estimated timing thereof;
•	the completion of production of clinical trial product and manufacturing scale up of CaPre and the timing thereof;
•	the potential benefits and risks of CaPre as compared to other products in the pharmaceutical, medical food and natural health products markets, respectively;
•	Acasti’s intention and ability to strengthen its patent portfolio and other means of protecting intellectual property rights;
•	Acasti’s ability to maintain and defend its intellectual property rights;
•	the availability, consistency and sources of raw materials;

management discussion and analysis of the financial situation and operating results

•	Acasti’s expectation to rely on third parties to manufacture CaPre whose manufacturing processes and facilities are in compliance with current good manufacturing practices (“cGMP”);
•	Acasti’s sales, distribution and marketing strategy for CaPre;
•
Acasti’s intention and ability to obtain and maintain regulatory approvals of CaPre, the timing and costs of obtaining same, and the labeling requirements and other post-market regulation that would apply under any approval Acasti may obtain;

•	regulatory developments affecting the pharmaceutical market in the United States and elsewhere;
•	the success of competing products that are or become available;
•	the potential for OM3s in other CVM indications;
•
the attractiveness of CaPre to larger global, regional or specialty pharmaceutical companies and potential for commercial opportunities in different geographies and indications, including co-development and/or marketing partnerships and possible licensing and partnership opportunities, and the benefits to be derived from such commercial opportunities;

•
Acasti’s intention to pursue development and/or distribution partnerships to support the development and commercialization of CaPre in the United States and in other global markets, and to pursue strategic opportunities to provide development capital, market access and other strategic sources of capital;

•	Acasti’s need for and ability to obtain additional financing and its estimates regarding future financing and capital requirements; and
•
Acasti’s expectations regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information in MD&A is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain important assumptions by Acasti in making forward-looking statements include, but are not limited to:
•	the successful and timely completion of all required clinical and nonclinical trials that may be necessary for regulatory approval of CaPre;
•	the successful enrollment of patients in clinical trials as projected;
•	that the timeline and costs for Acasti’s clinical programs are not incorrectly estimated or affected by unforeseen circumstances;
•	the safety and efficacy of CaPre, successful GMP manufacturing and other activities leading up to planned regulatory filings as expected;
•
confirmation by the FDA of Acasti’s 505(b)(2) regulatory pathway approach with NCE status towards NDA approval in the United States and finalization of the protocol for the Phase 3 trial for CaPre within the anticipated timeframe;

•	Acasti’s receipt of 5-year market exclusivity for CaPre as a NCE;
•	positive outcome study data from two competitors in mild to moderate HTG patients;
•	that Acasti obtains and maintains regulatory approval for CaPre on a timely basis;
•	Acasti’s ability to attract, hire and retain key management and skilled scientific personnel;
•	the timely provision of services by third parties;
•	Acasti’s ability to maintain its supply of raw materials, including krill oil, from its parent company or other suppliers;

management discussion and analysis of the financial situation and operating results

•
Acasti’s ability to secure and maintain a back-up third-party supplier to provide Acasti, as needed, with raw materials to supplement its operations, including raw krill oil (“RKO”), in sufficient quantities and quality and on a timely basis to produce CaPre under cGMP standards;

•	Acasti’s ability to secure and maintain a third-party to manufacture CaPre whose manufacturing processes and facilities are in compliance with cGMP;
•	the Corporation’s ability to secure distribution arrangements for CaPre if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to gain acceptance of CaPre in its markets and Acasti’s ability to serve those markets;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the sufficiency and validity of Acasti’s patent portfolio;
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties;
•	Acasti’s ability to take advantage of business opportunities in the pharmaceutical industry and the receipt of strategic partner support;
•	the Corporation’s ability to achieve profitability;
•	the Corporation’s ability to continue as a going concern;
•	Acasti’s ability to obtain additional capital and financing as needed on favorable terms;
•	the absence of significant increase in competition from other companies in the pharmaceutical, medical food and natural health product industries;
•	the assumption that CaPre’s concentrated OM3s from krill oil are absorbed into the body more efficiently than OM3 fatty acid ethyl esters derived from fish oils;
•	the assumption that CaPre would be viewed favorably by payers at launch and receive appropriate reimbursement (Tier 2 or 3 depending on payer plan);
•	the absence of material change in OM3 prescription data as compared to OM3 prescription data from 2009-2015;
•	the assumption that market data and reports reviewed by Acasti are accurate;
•	the absence of material deterioration in general business and economic conditions;
•	the absence of adverse changes in relevant laws or regulations; and
•	that any product liability lawsuits and other proceedings or disputes are satisfactorily resolved.

In addition, forward-looking information in this MD&A is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:
•	risks related to timing and possible difficulties, delays or failures in clinical trials and patient enrollment;
•
anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	CaPre may not prove to be safe and effective or as potent as currently believed;

management discussion and analysis of the financial situation and operating results

•	clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results;
•	anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;
•	the failure to receive 5-year market exclusivity for CaPre as a NCE;
•	negative outcome study data from two competitors in mild to moderate HTG patients;
•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;
•	the need for future clinical trials, the occurrence and success of which cannot be assured;
•	the risk of unknown side effects;
•	the FDA may refuse to approve CaPre, or place restrictions on the Corporation’s ability to commercialize CaPre;
•	uncertainties related to the regulatory approval process and the commercialization of CaPre;
•
the risk that CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;

•	failure to achieve Acasti’s publicly announced milestones on time;
•	difficulties in completing the development and commercialization of CaPre;
•	risks related to Acasti’s dependence on third party relationships to conduct its clinical trials for CaPre;
•	difficulties, delays, or failures in obtaining appropriate reimbursement of CaPre;
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recently enacted and future legislation may increase the difficulty and cost for the Corporation to obtain marketing approval of and commercialize CaPre and affect the prices the Corporation may obtain;

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Acasti’s business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means;

•	uncertainty of the size and existence of a market opportunity for, and insufficient demand and market acceptance of, CaPre;
•	the Corporation’s reliance on third parties for the manufacture, supply and distribution of CaPre;
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the Corporation’s dependence on Neptune and other third party manufacturers and key suppliers for the supply of raw materials, including RKO, in sufficient quantities and quality and to produce CaPre under cGMP standards;

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Neptune currently exercises control over Acasti and has significant influence with respect to all matters submitted to Acasti’s shareholders for approval, including the election and removal of Acasti’s directors;

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manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for CaPre® can be further scaled-up successfully or at all and the risk that clinical batches of CaPre may not be able to be produced in a timely manner or at all;

•	Acasti’s limited sales, marketing and distribution experience;
•	difficulties may be experienced in managing Acasti’s future growth;
•	Acasti’s dependence on its exclusive license with Neptune;
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intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, and that Acasti may not be able to protect its trade secrets or other confidential proprietary information;

management discussion and analysis of the financial situation and operating results

•	risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;
•	risks related to potential product liability claims and product recalls;
•	intense competition from other companies in the pharmaceutical, medical food and natural health product industries;
•	Acasti has a history of negative operating cash flow and may never become profitable or be able to sustain profitability;
•
Acasti will have significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, and to meet ongoing capital requirements to continue current operations on commercially acceptable terms or at all as a going concern;

•	the Corporation may be unable to form or enter into commercial opportunities on its anticipated timeline, and may not realize the expected benefits of any such transaction;
•	the possibility that Acasti may acquire businesses or products or form strategic alliances in the future and may not realize the benefits of such acquisitions;
•
Acasti may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre in the United States and in other global markets, and to secure strategic opportunities to provide development capital, market access and other strategic sources of capital;

•	Acasti’s reliance on key management and skilled scientific personnel; and
•	general changes in economic and capital market conditions.
Consequently, all of the forward-looking information in this MD&A is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses multiple financial measures for the review of its operating performance.  Such measures are generally IFRS financial measures, but one adjusted financial measure, the Non-IFRS operating loss (adding to net loss, finance expenses, depreciation and amortization and impairment loss, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income and deferred income tax recovery), is also used to assess its operating performance. This non-IFRS financial measure is derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure, in addition to the IFRS financial measures, for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. All of these measures also help the Corporation to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this Non-IFRS information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses the Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

management discussion and analysis of the financial situation and operating results

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance expenses, depreciation and amortization and impairment loss, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting finance income and deferred tax recovery. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss). Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this document.

Business Overview
Acasti is a biopharmaceutical innovator focused on the research, development and commercialization of prescription drugs using omega-3 fatty acids (OM3s) derived from krill oil.  OM3s have extensive clinical evidence of safety and efficacy in lowering triglycerides in patients with hypertriglyceridemia (HTG). Acasti’s lead product candidate is CaPre®, an OM3 phospholipid, which Acasti is developing initially for the treatment of severe hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream (over 500 mg/dL) (severe hypertriglyceridemia or severe HTG). Market research commissioned by Acasti1 from Destum Partners Analytics (DPA) suggests there is a significant unmet medical need for a more effective, safe and well-absorbing omega-3 therapeutic that demonstrates a positive impact on the major blood lipids associated with cardiovascular disease risk.  Acasti believes that, if supported by its planned Phase 3 program that we plan to initiate during the second half of 2017, CaPre will address this unmet medical need. Acasti also believes the potential exists to expand CaPre’s initial indication to the mild to moderate HTG (200 – 499 mg/dL), although an additional clinical trial will likely be required. Acasti may seek to identify new potential indications for CaPre that may be appropriate for future studies and pipeline expansion.  In addition, we may also seek to in-license other cardiometabolic drug candidate for drug development and commercialization.
In four clinical trials conducted to date, Acasti saw the following beneficial effects with CaPre, and is seeking to demonstrate similar safety and efficacy in a planned Phase 3 program:
•	Significant reduction of triglycerides and non-high density lipoprotein cholesterol (non-HDL-C) levels in the blood of patients with mild to severe HTG;
•	No deleterious effect on low-density lipoprotein cholesterol (LDL-C), or “bad” cholesterol, with the potential to reduce LDL-C;
•	Potential to increase high-density lipoprotein cholesterol (HDL-C), or “good” cholesterol;
•	Good bioavailability (absorption by the body), even under fasting conditions;
•	No significant food effect when taken with either low fat vs. high fat meals; and
•	An overall safety profile similar to that demonstrated by currently marketed OM3s.

CaPre is a krill oil derived mixture containing polyunsaturated fatty acids (PUFAs), primarily composed of OM3s, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA). EPA and DHA are well known to be beneficial for human health, and according to numerous recent clinical studies, may promote healthy heart, brain and visual function2, and may also contribute to reducing inflammation, and blood triglycerides3. Krill is a natural source of phospholipids and OM3s. The EPA and DHA contained in CaPre are delivered as a combination of OM3s as free fatty acids and OM3s bound to phospholipid esters, allowing these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for transport in the bloodstream. Acasti believes that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by triglycerides (as in dietary supplements) or as ethyl esters in other prescription OM3 drugs (such as LOVAZA and VASCEPA), which must then undergo additional digestion before they are ready for transport in the bloodstream. The digestion and aborption of OM3 ethlyl ester drugs requires a particular enzymatic process that is highly dependent on the fat meal content – the higher the fat content of the meal, the better the OM3 absorption.  However, high fat meal content is not recommended in patients with HTG.

1 Primary qualitative market research study with Key Opinion Leaders (KOLs), High Volume Prescribers (HVPs) and Pharmacy commissioned by Acasti in August 2016 by DP Analytics, A Division of Destum Partners, a market research firm (the Destum Market Research).
2 Kwantes and Grundmann, Journal of Dietary Supplements, 2014.
3 Ulven and Holven, Vascular health and risk management, 2015.

management discussion and analysis of the financial situation and operating results

CaPre is intended to be used as a therapy combined with positive lifestyle changes, such as a healthy diet, and is to be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce LDL cholesterol levels). CaPre is intended to be taken orally once or twice per day in capsule form.
According to the American Heart Association, the prevalence of HTG in the United States and globally correlates to the aging of the population and the increasing incidence of obesity and diabetes. Market participants, including the American Heart Association, have estimated that one-third of adults in the United States have elevated levels of triglycerides, including approximately 36 million people diagnosed with mild to moderate HTG, and 3 to 4 million people diagnosed with severe HTG1.  Moreover, according to Ford, Archives of Internal Medicine in a study conducted between 1999 and 2004, 18% of adults in the United States, corresponding to approximately 40 million people2, had elevated triglyceride levels (TGs) equal to or greater than 200 mg/dl3, of which only 3.6% were treated specifically with TG-lowering medication4.  Acasti believes this data indicates there is a large underserved market opportunity for CaPre.  In 2015, CaPre’s target market in the United States for severe HTG was estimated by IMS NSP Audit data to be approximately $750 million, with approximately 5 million prescriptions written annually over the prior four years5. The total global market was estimated by GOED Proprietary Reserch in 2015 to be approximately $2.3 billion6. Acasti believes there is the potential to greatly expand the treatable market in the United States to approximately 36 million patients with mild to moderate HTG, assuming favorable outcome studies that are currently ongoing. These outcome trials, expected to report in mid-2018 (REDUCE-IT trial sponsored by Amarin) and 2019 (STRENGTH trial sponsored by Astra Zeneca), are designed to evaluate the long-term benefit of lowering triglycerides on cardiovascular risks with prescription drugs containing OM3 fatty acids. If these trials are successful, it is likely that additional clinical trials would be required for CaPre to also expand its label claims to the mild to moderate segment.
CaPre is currently being developed for the treatment of patients with severe HTG. In two Phase 2 clinical trials in Canada (COLT and TRIFECTA trials), CaPre was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Among the reported adverse events with an occurrence of greater than 2% of subjects and greater than placebo, only diarrhea had an incidence of 2.2%. In both Phase 2 clinical trials, CaPre significantly lowered triglycerides in patients with mild to severe HTG. Importantly in these studies, CaPre also demonstrated no deleterious effect on LDL-C (unlike LOVAZA and EPANOVA, which have been shown to significantly increase LDL-C in patients with severe HTG). Further, the Phase 2 data indicated that CaPre may actually reduce LDL-C. LDL-C is undesirable because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). In the Phase 2 trials, CaPre also reduced non-HDL-C (all cholesterol contained in the bloodstream except HDL-C), which is also considered to be a marker of cardiovascular disease. The COLT trial data showed a mean increase of 7.7% in HDL-C with CaPre at 4 grams per day (p=0.07). Further studies are required to demonstrate CaPre’s statistical significance with HDL-C.
Acasti believes that these multiple potential cardiovascular benefits, if confirmed in its planned Phase 3 program, could be significant differentiators for CaPre in the marketplace, as no currently approved OM3 drug has shown an ability to positively modulate these four major blood lipid categories (e.g. triglycerides, non-HDL-C, LDL-C and HDL-C) in the treatment of severe HTG. Acasti also believes that if supported by additional clinical trials, CaPre has the the potential to become the best-in-class OM3 compound for the treatment of mild to moderate HTG.

1 Christian et al., Am. J. Med. 2014.
2 Kapoor and Miller, ACC, 2016 (Kapoor).
3 Ford, Archives of Internal Medicine, 2009; 169(6):572-578 (Ford).
4 Ford. See also: Christian et al., Am. J. Cardiology, 2011.
5 IMS NSP Audit data, December 2015 for US.
6 GOED Proprietary Research; Global EPA and DHA Pharmaceutical Spending by Region, 2015.

management discussion and analysis of the financial situation and operating results

In March 2017, Acasti announced its plans to proceed with its Phase 3 program following its end-of-Phase 2 meeting with the FDA in February 2017.  Based on the guidance Acasti received from the FDA, it plans to conduct two pivotal, randomized, placebo-controlled Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG (triglyceride levels >500 mg/dL). These studies will evaluate CaPre’s ability to lower triglycerides from baseline in approximately 400 patients randomized to either 4g daily or placebo. The FDA’s feedback supports Acasti’s plan to conduct two studies instead of one large study, potentially shortening the time to an NDA submission, as no open label extension to the studies is planned. Acasti intends to initiate the Phase 3 program during the second half of 2017.  Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. Acasti’s goal is to initiate its Phase 3 clinical program during the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other cardiometabolic biomarkers in patients with severe HTG.
Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted an exclusive license to rights in Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in exchange for class A shares. As a result of the royalty prepayment, Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of the intellectual property under license. The license allows Acasti to fully exploit the intellectual property rights to develop novel active pharmaceutical ingredients (APIs) into commercial products for the prescription drug and medical food markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval of the Food and Drug Administration (FDA) and similar regulatory bodies in other countries to initiate any clinical studies and regulatory approval to authorize the sales and marketing of its products (NDA approval).
In addition to Neptune’s license, Acasti continued to expand its intellectual property (IP) portfolio and patents during the thirteen-month period ended March 31, 2017. Acasti has filed patent applications in 22 jurisdictions, including Europe, North America, Asia and Australia for its “Concentrated Therapeutic Phospholipid Composition” to treat hypertriglyceridemia, and currently has 17 issued patents and 17 patents pending in 22 different jurisdictions. The last to expire of our patents is valid until 2031.   The last to expire Acasti patent is valid until 2031. Acasti believes these patents increase the potential commercial opportunity for CaPre, including possible licensing and partnership opportunities. Acasti is committed to building a global portfolio of patents to ensure long-lasting and comprehensive intellectual property protection, while also safeguarding valuable market expansion opportunities.
Operations

During the thirteen-month period ended March 31, 2017, Acasti progressed its research and pharmaceutical product development by advancing its prescription drug candidate, CaPre.  From a production perspective, Acasti most recently advanced the process leading to the cGMP manufacturing of CaPre for the planned Phase 3 clinical program with qualified, experienced and cGMP-compliant pharmaceutical CMOs, including the installation and qualification of proprietary extraction and purification equipment, which led to the first engineering production run of CaPre in December 2016 and the first cGMP batches during the three-month period ended March 31, 2017. The clinical program progress is summarized below.

CaPre - Clinical Trials Overview and Update

TRIFECTA and COLT Phase 2 Trials
The Corporation received the final study report for its TRIFECTA trial (June 2015), which confirmed and supported the positive Phase 2 COLT results announced in August 2013, on the safety and efficacy of CaPre for the treatment of patients with HTG. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, no deleterious effect on LDL-C (bad cholesterol) and a reduction in non-HDL-C were observed without safety concerns. The COLT data previously reported were also supportive of CaPre potentially offering multiple benefits for HTG patients such as lowering high levels of triglycerides, a neutral to potentially positive effect on bad cholesterol (LDL-C) and a reduction in non-HDL-C, both useful markers of cardiovascular disease. Finally, a mean increase of 7.7% in HDL-C (good cholesterol) with CaPre at 4 grams a day was observed in the COLT trial, with p=0.07.

management discussion and analysis of the financial situation and operating results

Pharmacokinetics (PK) Trial
In 2015, Acasti announced top-line results for its first PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose, and Day 14 following multiple oral doses of CaPre on individuals pursuing a low-fat diet (“therapeutic lifestyle changes” diet). The effect of a high-fat meal on the bioavailability of CaPre was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters. As expected, CaPre pharmacokinetics appeared to be approximately dose-proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre reached steady state (EPA and DHA levels plateaued) within seven days of dosing. Very importantly, unlike currently marketed omega-3 therapeutics, the bioavailability of CaPre was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients who are recommended to be put on low fat diets. It is expected that CaPre will be indicated as an adjunct to exercise and diet modifications, all part of important lifestyle changes to better manage hypertriglyceridemia. CaPre was safe and well tolerated, with no safety concerns.

PK Bridging Study
On September 14, 2016, Acasti announced positive data from its completed comparative bioavailability study (Bridging Study)1. The Bridging Study was an open-label, randomized, four-way, cross-over, bioavailability study comparing CaPre given as a single dose of 4 grams in fasting and fed states with the approved HTG drug LOVAZA (omega-3-acid ethyl esters) in 56 healthy volunteers. The protocol was reviewed and approved by the FDA. The primary objective of the study was to compare the bioavailability of CaPre to LOVAZA, each administered as a single 4 gram dose with a high fat meal, which is the condition under which administration of OM3 drugs will yield the highest levels of EPA and DHA in the blood, and therefore has the highest potential for toxicity. To allow for reliance on the safety data of LOVAZA to support a 505(b)(2) NDA for CaPre, results had to show that the blood levels of EPA and DHA resulting from a single, 4 gram dose of CaPre are not significantly higher than from a single, 4 gram dose of LOVAZA under fed (high fat meal) conditions. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. These results are expected to support the basis for claiming a comparable safety profile of the two products.  Furthermore, among subjects in the fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by superior blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, Acasti believes that CaPre’s strong bioavailability profile could provide a more effective clinical solution for these patients. The Bridging Study data was summarized and submitted to the FDA for review and was discussed at an end of Phase 2 meeting in February 2017.

Summary
Acasti’s regulatory strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. Acasti’s goal is to initiate its Phase 3 clinical program during the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on TGs, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other cardiometabolic biomarkers in patients with severe HTG. In December 2015, Acasti announced its intent to pursue a “505(b)(2) regulatory pathway” towards an NDA approval in the United States. A 505(b)(2) regulatory pathway is defined in the U.S. Federal Food Drug and Cosmetics Act as an NDA containing investigations of safety and effectiveness that are being relied upon for approval and were not in whole conducted by or for the applicant, and for which the applicant has not obtained a right of reference. 505(b)(2) regulatory pathways differ from a typical NDA because they allow a sponsor to rely, at least in part, on the FDA’s findings of safety and/or effectiveness for a previously approved drug. Acasti intends to pursue the 505(b)(2) regulatory pathway as a strategy to accelerate and streamline the development of CaPre and to reduce associated costs and risks.

1 PK Bridging Study Protocol: 2016-4010: A Single-Dose, Comparative Bioavailability Study of CaPre 1 gram Capsules Compared to LOVAZA 1 g Capsules Under Fasting and Fed Conditions.

management discussion and analysis of the financial situation and operating results

In addition to reducing triglyceride levels in patients with mild to severe hypertriglyceridemia, clinical data collected by Acasti to date has indicated that CaPre may also have beneficial effects on other blood lipids such as HDL-C (good cholesterol) and non-HDL-C. Also, the data indicates that CaPre has no deleterious effect on, and may potentially reduce, LDL-C (bad cholesterol) levels. Lastly, the absorption of CaPre is not meaningfully affected by the fat content of a meal consumed prior to drug administration, which Acasti believes could give CaPre a significant clinical and marketing advantage.
Next Steps
Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe HTG. The Corporation is currently aiming to initiate its Phase 3 program in the second half of 2017, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-HDL-C, LDL-C, and HDL-C levels together with a variety of other interesting cardiometabolic biomarkers in patients with severe hypertriglyceridemia.
In order to qualify for the 505(b)(2) pathway, the FDA supported Acasti’s proposal to conduct a bioavailability Bridging Study that compared CaPre (omega-3 free fatty acid/phospholipid composition) with the already-approved HTG drug LOVAZA (OM3-acid ethyl esters) in healthy volunteers. These results were discussed above and given that the primary study objective was met, these results are supporting the basis for claiming a comparable safety profile of CaPre and LOVAZA.
In March 2017, Acasti announced its plans to proceed with its Phase 3 program following its end-of-Phase 2 meeting with the FDA in February 2017 during which Acasti, with its consultants, reviewed the Bridging Study data, confirmed the 505(b)(2) regulatory approach, and finalized the protocol for the Phase 3 program needed for NDA approval.  Based on the guidance received from the FDA, Acasti plans to conduct two pivotal, randomized, placebo-controlled Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG (triglyceride levels >500 mg/dL). These studies will evaluate CaPre’s ability to lower triglycerides from baseline in approximately 400 patients randomized to either 4g daily or placebo. The FDA’s feedback supports Acasti’s plan to conduct two studies instead of one large study, potentially shortening the time to an NDA submission. Acasti intends to initiate its Phase 3 program during the second half of 2017.

Business and Commercialization Strategy

Key elements of Acasti’s business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. The Corporation does not currently have in-house sales and marketing capabilities, and currently plans to pursue development and/or distribution partnerships to support the commercialization of CaPre in major global markets outside of the U.S. Acasti is currently evaluating several alternative approaches to commercializing CaPre in the U.S.  Acasti’s preferred ex-U.S. strategy is to commercialize through strategic partnerships which could also provide funding support for these development and commercialization activities. A late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies. Acasti is taking an opportunistic approach to partnering and licensing in various geographies and indications. If CaPre commercialization is reached in the U.S., the Corporation expects to focus initially on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe HTG as part of the sales and marketing strategy for CaPre.

Key goals of the Corporation include to:

• Initiate and complete the planned Phase 3 clinical program and, assuming the results of the Phase 3 clinical program are positive, file an NDA to obtain regulatory approval for CaPre in the United States (initially for the treatment of severe HTG) with the potential to later expand CaPre’s indication to the treatment of mild to moderate HTG ;
• Continue to strengthen and protect Acasti’s patent portfolio and other intellectual property rights;
• Pursue strategic opportunities outside the U.S., including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide development capital, market access and other strategic sources of capital for Acasti. However, there is no assurance when or whether Acasti will complete any such strategic opportunities.
• Evaluate the best strategic approach for commercializing CaPre in the U.S.

management discussion and analysis of the financial situation and operating results

In addition to completing the planned Phase 3 program, Acasti expects that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching commercial launch of the product, which will initially be for the treatment of severe HTG.

Additional Developments
On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of the Corporation effective February 29, 2016. On the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as a director of the Corporation.

Acasti appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016. Ms. D’Alvise is an accomplished executive with experience in large, public multi-national pharma and diagnostic companies, as well as in private start-ups in the life sciences industry. Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D’Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.

On July 15, 2016, the Corporation announced that the nominees listed in its management proxy circular were elected as directors of Acasti at its Annual and Special Meeting of Shareholders. The Board of Directors is currently comprised of the following Directors: Ms. Jan D’Alvise, Mr. John Canan, Dr. Roderick Carter (Chairman), Mr. Jim Hamilton and Dr. Leendert Staal.

On March 22, 2016, Acasti received a NASDAQ Deficiency Letter confirming that the Corporation was no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of at least three independent directors. On July 12, 2016, the Board of Directors appointed three independent members on its Audit Committee and regained compliance with NASDAQ Listing Rule 5605. The Audit Committee is currently comprised of the following individuals: Mr. Canan, Chair of the Audit Committee, Dr. Staal and Dr. Carter.

On July 15, 2016, the Corporation also announced that it would transition to a new fiscal year-end in 2017. As a result of this transition, the Corporation’s fiscal year ended on March 31, 2017 rather than on February 28, 2017. The change in year-end better aligns Acasti with industry comparables and standard quarters. For the purpose of its regulatory filings, the Corporation is reporting results for the 13-month transition period ended March 31, 2017 with its fourth quarterly period covering a four-month period from December 1, 2016 to March 31, 2017.

On November 28, 2016, as part of Acasti’s strategy to operate independently of Neptune, its parent company, Acasti announced the appointment of Ms. Linda O’Keefe as Acasti’s Chief Financial Officer (CFO). Ms. O’Keefe is an accomplished CFO and finance executive with experience in public small cap and multi-national biotech companies, private start-ups in the life sciences industry, as well as with venture capital and lower middle market private equity firms. Her track-record includes finance, accounting and back office administrative leadership roles.

On February 21, 2017 the Corporation announced the concurrent closing of a Public Offering and Private Placement, for aggregate gross proceeds of approximately $7,700. The Corporation closed the Public Offering issuing 3,930,518 units of Acasti at a price of $1.45 per Unit for gross proceeds of approximately $5,700 (the Public Offering). The Company also issued $2,000 in aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the Private Placement). The debentures are convertible by the holder at any time into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debentures before the maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930. The carrying value of the unsecured convertible debentures at March 31, 2017 is $1,406.

management discussion and analysis of the financial situation and operating results

Basis of presentation of the financial statements
Beginning in fiscal 2017, the Corporation’s fiscal year end is on March 31. Fiscal 2017 is a transition year, and includes thirteen months of operations, beginning on March 1, 2016 and ending on March 31, 2017. As a result, the financial statements and corresponding notes to financial statements include two unaudited periods: the one-month period ended March 31, 2017 and the twelve-month period ended February 28, 2017. The Canadian Securities regulator permits, in the transitional year, the presentation of a thirteen-month period for the financial year ended March 31, 2017.

Following the change of year end to March 31, 2017 and the inclusion of thirteen months of operations, the MD&A discusses and compares the thirteen-month period ended March 31, 2017, the twelve-month period ended February 29, 2016 and the twelve-month period ended February 28, 2015. In addition, there is comparative discussion of the Company’s result of operations for the three-month periods ended February 28, 2017 and February 29, 2016 and a discussion on notable items related to the one-month result of operations ending March 31, 2017. The selected quarterly financial data includes the eight most recent fiscal quarters and are presented including the most recent quarter as the four-month quarter ended March 31, 2017.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new products and their marketing. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The Corporation anticipates that the products developed by the Corporation will require approval from the FDA and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.
The Corporation’s current assets of $10,187 as at March 31, 2017 include cash and cash equivalents totaling $9,772, mainly generated by the net proceeds from the Public Offering and Private Placement completed on February 21, 2017 as well as the public offering completed on December 3, 2013 and private offering completed on February 7, 2014 (the Previous Offerings). The Corporation’s liabilities total $3,753 at March 31, 2017 and are comprised primarily of $2,138 in amounts due to or accrued for creditors, $1,406 for unsecured convertible debentures and $209 for derivative warrant liabilities. The Corporation’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, including not only the preparation for, but the planned initiation of the Phase 3 clinical study program for its drug candidate, CaPre.  Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. In addition to having raised additional funds during the thirteen-month period ended March 31, 2017, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. Additionally, although the Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs, the continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners or does not receive the continued support from its parent, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.
The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

management discussion and analysis of the financial situation and operating results

SELECTED FINANCIAL INFORMATION

	One-month period ended	Three-month period ended	Three-month period ended	Thirteen-month period ended	Year ended	Year ended
	March 31, 2017	February 28, 2017	February 29, 2016	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$	$	$	$
Net loss	(769)	(2,598)	(1,919)	(11,247)	(6,317)	(1,655)
Basic and diluted loss per share	(0.05)	(0.23)	(0.18)	(1.01)	(0.59)	(0.16)
Non-IFRS operating loss[1]	(406)	(1,745)	(1,163)	(7,798)	(6,569)	(8,507)
Total assets	25,456	26,367	28,517	25,456	28,517	37,208
Working capital[2]	8,049	8,510	12,185	8,049	10,184	18,020
Total non-current financial liabilities	1,615	1,576	156	1,615	156	2,357
Total equity	21,703	22,386	27,220	21,703	27,220	33,228

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE ONE-MONTH AND THIRTEEN-MONTH PERIODS ENDED MARCH 31, 2017 AND THE THREE-MONTH PERIODS ENDED FEBRUARY 28, 2017 AND FEBRUARY 29, 2016 AND YEARS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2015
The net loss totaling $2,598 or ($0.23) per share for the three-month period ended February 28, 2017 increased $679 or ($0.05) per share compared to a net loss totaling $1,919 or ($0.18) per share for the three-month period ended February 29, 2016.  This resulted primarily from the $582 increased Non-IFRS operating loss explained below, $241 from the increased loss due to the change in value of the warrant derivative liability due to the reduction in the Company’s share price and a $204 financial expense increase led by a foreign exchange gain during the prior period transitioning to a foreign exchange loss during the current period offset by no impairment charge in the current period compared to the $339 charge in the prior period combined with the $129 tax benefit recognized in the current period.
The net loss totaling $11,247 or ($1.01) per share for the thirteen-month period ended March 31, 2017 increased $4,930 or ($0.42) per share compared to the net loss totaling $6,317 or ($0.59) per share for the year ended February 29, 2016. This change resulted primarily based on the $1,229 increased Non-IFRS operating loss explained below, $2,254 from the increased loss due to the change in value of the warrant derivative liability due to the reduction in the Company’s share price, a $1,207 financial expense increase (led by a foreign exchange gain during the prior period transitioning to a foreign exchange loss during the current period), and increased depreciation and stock compensation expense offset by no impairment charge in the current period compared to the $339 charge in the prior period combined with the $129 tax benefit recognized in the current period.
The net loss totaling $6,317 or ($0.59) per share for the year ended February 29, 2016 increased $4,662 or ($0.43) per share compared to the net loss totaling $1,655 or ($0.16) per share for the year ended February 28, 2015.  This change resulted primarily based on the $7,445 decrease in net financial income, including a $6,623 decrease in the fair value of the warrant liabilities and the $810 decrease in the foreign exchange gain offset by the $1,527 decrease in general and adminstrative (G&A) expenses and $1,256 decrease in research and development (R&D) expenses.

______________________________
1 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization and impairment of intangible asset, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting deferred income tax recovery) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	One-month period ended	Three-month period ended	Three-month period ended	Thirteen-month period ended	Year ended	Year ended
	March 31, 2017	February 28, 2017	February 29, 2016	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$	$	$	$

Net loss	(769)	(2,598)	(1,919)	(11,247)	(6,317)	(1,655)
Add (deduct):
Stock-based compensation	86	158	108	674	309	1,553
Depreciation and amortization/
Impairment of intangible assets	226	669	938	2,738	2,734	2,335
Financial expenses (income)	29	28	(176)	113	(1,094)	(1,916)
Change in fair value of
derivative warrant liabilities	22	127	(114)	53	(2,201)	(8,824)
Deferred income tax recovery	—	(129)	—	(129)	—	—
Non-IFRS operating loss[1]	(406)	(1,745)	(1,163)	(7,798)	(6,569)	(8,507)

Stock-based compensation expense increased for the three-month period ended February 28, 2017 as 465,000 stock options were granted on February 24, 2017 compared to nil for the three-month period ended February 29, 2016. There are no notable matters in stock-based compensation expense and no grants for the one-month period ended March 31, 2017. The overall stock-based compensation expense increased for the thirteen-month period ending March 31, 2017 as a total of 1,300,400 stock options were granted compared to 109,188 stock options being granted for the year ended February 29, 2016. The stock-based compensation expense decreased for the year ended February 29, 2016 compared to the same period in 2015 as the 2012 grants had fully vested.

Depreciation, amortization and impairment expense totaled $669 for the three-month period ended February 28, 2017 or $269 less than $938 for the three-month period ended February 29, 2016 based on $70 increased depreciation in the current period associated primarily with the new production equipment first used during this period offset by no current period impairment charge compared to the $339 impairment charge recognized during the three-month period ended February 28, 2017.  Depreciation, amortization and impairment expense totaled $2,738 for the thirteen-month period ended March 31, 2017 which approximated the same amount when compared to the year ended February 29, 2016.  However, there was a change in the mix of this expense as the thirteen-month period ended March 31, 2017 included only depreciation and amortization with the impact of one additional month of depreciation and amortization expense and the addition of new equipment generating incremental depreciation expense, but not the $339 impairment charge recognized during the year ended February 29, 2016.  If the impairment charge is excluded from the expense for the year ended February 29, 2016, then the depreciation and amortization expense totaling $2,395 approximates the expense for the year ended Februay 28, 2015.

Financial expenses (income) totaled $28 for the three-month period ended February 28, 2017 or $204 less than ($176) for the three-month period ended February 29, 2016 based primarily on a $134 foreign exchange gain in the prior period changing to a $22 foreign exchange loss in the current period combined with less interest income in the current period without the prior year pledge impact supporting Neptune and interest expense associated with the convertible debt included in the recent Private Placement. The net financial expenses (income) totaling $29 for the month ended March 31, 2017 also resulted primarily from the the interest expense from the recent Private Placement. Net financial expenses (income) totaling $113 for the thirteen-month period ended March 31, 2017 reflect a $1,207 decrease compared to ($1,094) for the year ended February 29, 2016 primarily resulting from the $1,023 foreign exchange gain recognized during the year ended February 29, 2016 changing to the $180 foreign exchange loss recognized during the thirteen-month perod ended March 31, 2017.  The foreign exchange changes resulted primarily from the utililzation of US$-denominated cash and cash equivalents over the periods generating lower US-denominated cash and cash equivalents throughout the periods and at March 31, 2017 compared to February 29, 2016 and, the periods then ended combined with a decrease in the reporting US exchange rate.  The US$-denominated cash, cash equivalents and short-term investments totaled US$3,524 at March 31, 2017 and US$10,314 at February 29, 2016 and the exchange rate reporting of CA$ per US$ was $1.3299 at March 31, 2017 compared to $1.3531 at February 29, 2016.  Additionally, interest income for the current thirteen-month period totaled $125 compared to $73 for the year ended February 29, 2016, and $39 in interest expense was incurred in the current period, including $31 in March, in association with the convertible debentures from the Private Placement.  The net financial expenses (income) of ($1,094) for the year ended February 29, 2016 was $822 less than ($1,916) for the year ended February 28, 2015 based on the lower foreign exchange gain that year.

______________________________
1 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization and impairment of intangible asset, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting deferred income tax recovery) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

The fair value of the derivative warrant liabilities totaled $209 at March 31, 2017 or $53 more than the $156 fair value at February 29, 2016, $22 of which was recognized during the one-month ended March 31, 1017.  The $156 fair value of the derivative warrant liabilities at February 29, 2016 was $2,201 less than the $2,357 value at February 28, 2015 and the decline in value for the year-ended February 28, 2015 was $8,824. The fair value of the warrants is estimated at each reporting date using the Black-Scholes option pricing model. The fair value of the warrants issued in connection with the Previous Offerings was determined to be $0.58 per warrant upon issuance, $0.09 per warrant at February 29, 2016 and $0.11 per warrant as of March 31, 2017. In fiscal years 2016 and 2015, the decline in the Corporation’s stock price resulted in gains based on the change in fair value of the warrant liabilities reducing the corresponding liability in the statement of financial position.
The Corporation recorded a $129 deferred income tax recovery at February 28, 2017 to reduce to nil an income tax liability that was attributable to the difference between the tax basis and the carrying amount of the unsecured convertible debentures.
The Non-IFRS operating loss increased by $582 for the three-month period ended February 28, 2017 to $1,745 compared to $1,163 for the three-month period ended February 29, 2016, mainly due to an increase in general and adminstrative (G&A) expenses and a smaller increase in research and development (R&D) expenses, before consideration of stock-based compensation, amortization and depreciation. The Non-IFRS operating loss increased by $1,229 for the thirteen-month period ended March 31, 2017 to $7,798 compared to $6,569 for the year-ended February 29, 2016.  This increase was primarily due to the incremental one-month period Non-IFRS operating loss of $406 for March 2017 as well as increased G&A expenses compared to the prior period before consideration of stock-based compensation and amortization and depreciation. There were no notable matters for the one-month period ended March 31, 2017.  The Non-IFRS operating loss for the year ended February 29, 2015 totaled $8,507 or a $1,938 decrease compared to the year ended February 29, 2016.

management discussion and analysis of the financial situation and operating results

Details of the variations in R&D and G&A expenses are explained as follows.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the one-month and thirteen-month periods ended March 31, 2017 and the three-month periods ended February 28, 2017 and February 29, 2016 and years ended February 29, 2016 and February 28, 2015

Research and development expenses	One-month period ended	Three-month period ended	Three-month period ended	Thirteen-month period ended	Year ended	Year ended
	March 31, 2017	February 28, 2017	February 29, 2016	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$	$	$	$

Salaries and benefits	104	376	332	1,294	989	465
Stock-based compensation	18	27	12	107	53	258
Research contracts	63	435	761	3,149	2,730	5,062
Professional fees	57	238	(118)	634	1,171	865
Depreciation and amortization	226	668	611	2,738	2,395	2,335
Impairment of intangible assets	—	—	339	—	339	—
Other	3	30	88	61	238	101
Government grants and tax credits	(45)	(215)	(291)	(330)	(349)	(264)
Total	426	1,559	1,734	7,653	7,566	8,822

General and administrative expenses	One-month period ended	Three-month period ended	Three-month period ended	Thirteen-month period ended	Year ended	Year ended
	March 31, 2017	February 28, 2017	February 29, 2016	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$	$	$	$

Salaries and benefits	110	493	64	1,198	409	617
Administrative fees	25	75	184	325	579	650
Stock-based compensation	68	132	95	567	256	1,296
Professional fees	52	231	137	1,053	616	593
Rent	10	30	(12)	121	67	99
Other	27	52	(37)	293	119	318
Total	292	1,013	431	3,557	2,046	3,573

Three-month period ended February 28, 2017 compared to three-month period ended February 29, 2016:
During the three-month period of fiscal 2017, Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its clinical program and production scale-up.  Though the $1,559 in total R&D expenses for the three-month period ended February 28, 2017 decreased $175 from $1,734 in total R&D expenses for the three-month period ended February 29, 2016, R&D expenses, before depreciation, amortization, intangible asset impairment, and stock-based compensation, increased by $92 for the three-month period ended February 28, 2017 to $864 compared to $772 for the same period ended February 29, 2016. This increase was mainly attributable to the $356 increase in professional fees and a $76 reduction in government grants and tax credits mitigated by a $326 decrease in research contracts. This expense mix changed with the transition of expenses from completed contracts under its successful Phase 2 bioavailability bridging clinical study to consultants to support preparation for its clinical study program review with the FDA on the Phase 2 outcome combined with Phase 3 planning.  This increase also resulted from $44 in incremental salaries and benefits primarily sourced from full-time compared to half-time direct leadership and management of R&D when compared to the same period last year.

management discussion and analysis of the financial situation and operating results

G&A expenses totaling $1,013 for the three-month period ending February 28, 2017 increased $582 from $431 for the three-month period ended February 29, 2016. This increase primarily resulted from the $545 increase in G&A expenses before consideration of stock-based compensation, to $881 for the three-month period ended February 28, 2017 compared to $336 for the same period ended February 29, 2016.  This $545 increase was mainly attributable to a $429 increase in salaries and benefits associated with the added full-time executive and managerial headcount to support the Company’s strategy and financing while becoming more independent from Neptune which was demonstrated with a $109 reduction in its related administrative fee. This increase also resulted from increased professional fees of $94 due primarily to expenses for maintaining the reactivated public and investor relations programs, $42 in rent expense resulting primarily from a net credit recognized for the three-month period ended February 29, 2016 after a positive adjustment was negotiated with the lessor and an other administration expense increase of $89 after another cost management credit impact during the prior year period.

Thirteen-month and one-month periods ended March 31, 2017 compared to the year-ended February 29, 2016:
R&D expenses totaled $7,653 for the thirteen-month period ended March 31, 2017 or an increase of $87 compared to $7,566 in total R&D expenses for the year ended February 29, 2016.  The R&D expense increase resulted primarily from $426 in total R&D expenses for March 2017, the thirteenth month of the current period ended March 31, 2017, offset by no intangible asset impairment charge in the current period compared to the $339 charge last year. R&D expenses, before consideration of stock-based compensation, amortization and depreciation and impairments of intangible assets, increased by $29 for the thirteen-month period ended March 31, 2017, including $182 for the month of March 2017, to total $4,808 compared to $4,779 for the year ended February 29, 2016. The increase of $29 was mainly attributable to the increase in research contracts of $419 and salaries and benefits of $305, principally offset by decreases in professional fees of $537, other expenses of $177 and government grants of $19.  The current period’s increase of $419 in research contracts includes $63 relating to the additional one-month period ended March 31, 2017, but was primarily due to the cost of the Phase 2 bioavailability bridging clinical study initiated early in fiscal 2017 exceeding the cost of the other Phase 2 and non-clinical testing completed in fiscal 2016.  The increased salaries and benefits represented the cost of the expanded team headcount, led by full-time dedicated management (only part time in prior years), needed for the Corporation to continue its pharmaceutical process and analytical development and chemistry manufacturing control scale-up, as planned on Acasti’s previously announced timeline. The decrease of $537 in professional fees is primarily due to a decrease in the development consulting fees incurred last year for the prior Phase 2 clinical study analytics and the planning for the current period’s Phase 2 bridging clinical study.

G&A expenses totaled $3,557 for the thirteen-month period ended March 31, 2017 or an increase of $1,511 compared to total G&A expenses of $2,046 for the year ended February 29, 2016. This period-to-period increase includes $292 in total G&A expenses for the thirteenth month of March 2017, $243 in increased stock-based compensation expense and a $976 increase in other G&A expenses, excluding the thirteenth month and stock-based compensation expenses.  G&A expenses, excluding the stock-based compensation, increased $1,200 to $2,990 for the thirteen-month period ended March 31, 2017, including $224 for the month of March 2017, compared to $1,790 for the year ended February 29, 2016.  This increase was primarily attributable to a $789 increase in salaries and benefits offset by a $254 decrease in Neptune administrative fees, combined with increased professional fees of $437, rent of $54 and other expenses of $174. The increase in salaries and benefit expenses resulted from the Corporation’s need for the added full-time executive and managerial headcount to lead the Corporation’s strategy, incremental financing and back office while supporting continued and expanded R&D with the need for full-time leadership from its management (which was only part time in prior years). The increased professional fees were principally comprised of expenses associated with the investor and public relations program, the achievement of business development milestones, increased market research expenses, and non-recurring project legal and accounting fees associated with the year-end change and the immigration-related fees for the U.S.-resident executives.

management discussion and analysis of the financial situation and operating results

Year ended February 29, 2016 compared to February 28, 2015:
R&D expenses totaled $7,566 for the year ended February 29, 2016 or $1,256 less than $8,822 in total R&D expenses for the year ended February 28, 2015.  This R&D expense decrease resulted primarily from R&D expenses, before consideration of stock-based compensation, amortization and depreciation and impairment of intangible assets, decreasing by $1,450 to $4,779 from $6,229.  This decrease is mainly attributable to a significant decrease in contract expenses related to the Corporation’s clinical studies of $2,332 and government grants increase of $85, partially offset by an increase in salaries and benefits of $524, professional fees of $306 and other expenses of $137.

G&A expenses totaled $2,046 for the year ended February 29, 2016 or $1,527 less than $3,573 for the year ended Februrary 28, 2015.  This G&A expense decrease resulted primarily from G&A expenses, before consideration of stock-based compensation, decreasing by $487 to $1,790 for the year ended February 29, 2016 from $2,277 for the year ended February 28, 2015.  This decrease is mainly attributable to decreases in salaries of $208, administrative fees of $71, rent of $32 and other expenses of $199 partially offset by an increase in professional fees of $23.

management discussion and analysis of the financial situation and operating results

SELECTED QUARTERLY FINANCIAL DATA

	March 31,	November 30,	August 31,	May 31,
	2017[1]	2016	2016	2016
	$	$	$	$

Net loss	(3,367)	(2,397)	(2,330)	(3,154)
Basic and diluted loss per share	(0.28)	(0.22)	(0.22)	(0.29)
Non-IFRS operating loss[2]	(2,151)	(1,737)	(1,625)	(2,286)

	February 29,	November 30,	August 31,	May 31,
	2016	2015	2015	2015
	$	$	$	$

Net loss	(1,919)	(2,191)	(1,241)	(966)
Basic and diluted loss per share	(0.18)	(0.20)	(0.12)	(0.09)
Non-IFRS operating loss[2]	(1,163)	(1,988)	(1,485)	(1,933)

The increase in net loss, net loss per share and non-IFRS operating loss in the fourth quarter of 2017 can partially be explained by the inclusion of the additional month in comparison to the comparative three-month quarterly financial data. The month of March 2017 explains an increase in the fourth quarter net loss of $769 or ($0.05) per share as well as an increase in non-IFRS operating loss of $406. The variances in net loss from quarter to quarter are mainly due to the changes in fair value of the warrant liabilities, notably for the quarter ended May 31, 2015 with a gain of $1,708, as well as variations in foreign exchange gains or losses, particularly for the quarter ended August 31, 2015 with a foreign exchange gain of $890. The quarterly year-to-year non-IFRS operating loss variances are mainly attributable to fluctuations in research and development expenses from quarter-to-quarter as well as an increase in general and administrative expenses over the prior year in the last three quarters of fiscal 2017.

1 This fiscal quarter represents a period of four months ended March 31, 2017.
2 The Non-IFRS operating loss (adding to net loss financial expenses (income), depreciation and amortization and impairment of intangible assets, change in fair value of derivative warrant liabilities, stock-based compensation and by subtracting deferred income tax recovery) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES
Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at March 31, 2017, February 29, 2016 and February 28, 2015:

	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$

Class A shares, voting, participating and without par value	14,702,556	10,712,038	10,644,440
Stock options granted and outstanding	1,424,788	454,151	429,625
Restricted share units granted and outstanding	—	—	18,398
2017 Public offering warrants exercisable at $2.15,
until February 21, 2022	1,965,259	—	—
Series 2017 BW Broker warrants exercisable at $2.15, until
February 21, 2018	234,992	—	—
Series 2017 unsecured convertible debentures conversion option
contingent warrants exercisable at $1.90, until February 21, 2020[1]	1,052,630	—	—
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018[2]	1,840,000	1,840,000	1,840,000
Series 9 warrants exercisable at $13.30 until December 3, 2018	161,654	161,654	161,654
Total fully diluted shares	21,381,879	13,167,843	13,094,117

Cash Flows and Financial Condition between the one-month period ended March 31, 2017, three-month periods ended February 28, 2017 and February 29, 2016, thirteen-month period ended March 31, 2017 and years ended February 29, 2016 and February 28, 2015

Operating activities
During the one-month period ended March 31, 2017 the Corporation’s operating activities used cash of $746 as primarily explained in the non-IFRS operating loss section above. The use of cash flow in operating activities for the one-month period ended March 31, 2017 is mainly attributable to net loss, as explained in the Reconciliation of Net Loss to Non-IFRS Operating Loss section above further modified by changes in working capital, excluding cash.

During the three-month periods ended February 28, 2017 and February 29, 2016, the Corporation’s operating activities used cash of $1,425 and $1,691, respectively, as primarily explained in the Non-IFRS operating loss section above. The use of cash flows in operating activities for the three-month periods ended February 28, 2017 and February 29, 2016 when compared to the net losses for each period are mainly attributable to the change in non-cash operating items, as explained in the Reconciliation of Net Loss to Non-IFRS Operating Loss section above further modified by changes in working capital, excluding cash.

During the thirteen-month period ended March 31, 2017 and the years ended February 29, 2016 and February 28, 2015, the Corporation’s operating activities used cash of $6,958, $6,574 and 7,198, respectively, as primarily explained in the Non-IFRS operating loss section above. The use of cash flows in operating activities for the thirteen-month period ended March 31, 2017 and the years ended February 29, 2016 and February 28, 2015 when compared to the net losses for each period are mainly attributable to the change in non-cash operating items, as explained in the Reconcilitation of Net Loss to Non-IFRS Operation Loss section above offset by reductions in working capital, excluding cash.

1 The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid.
2 Total of 18,400,000 warrants, in order to obtain one Class A share, 10 warrants must be exercised for a total amount of $15.00 USD management discussion and analysis of the financial situation and operating results

Investing activities
During the three-month period ended February 28, 2017, the Corporation’s investing activities generated cash of $3,327 compared to using cash of $11 for the three-month period ended February 29, 2016. The cash generated by investing activities during the three-month period ended February 28, 2017 was mainly due to the maturity of short-term investments of $4,031, offset by the acquisition of equipment totaling $733.

During the thirteen-month period ended March 31, 2017 and the years ended February 29, 2016 and February 28, 2015, the Corporation’s investing activities generated cash of $6,888, $8,229 and $7,627, respectively. The cash generated by investing activities during the thirteen-month period ended March 31, 2017 was mainly due to the maturity of short-term investments of $22,030, offset by reinvestment in short-term investments totaling $12,765 and the acquisition of equipment totaling $2,527. The cash generated by investing activities during the year-ended February 29, 2016 was mainly due to the maturity of short-term investments of $20,437, offset by the reinvestment in short-term investments totaling $11,954 and acquisition of equipment of $276. The cash generated by investing activities during the year-ended February 28, 2015 was mainly due to the maturity of short-term investments of $22,150, offset by the reinvestment in short-term investments totaling $14,478.

Financing activities
During the three-month periods ended February 28, 2017, the Corporation’s financing activities generated cash of $6,924. The cash generated by financing activities during the three-month period ended February 28, 2017 was mainly due to the net proceeds from the Public Offering of $5,044 and net proceeds from Private Placement of $1,882.

During the thirteen-month period ended March 31, 2017, the Corporation’s financing activities generated cash of $6,864 and decreased from the three-month period ending February 28, 2017, as certain transaction costs associated with the financing activities were paid. The cash generated by financing activities during the thirteen-month period ended March 31, 2017 was mainly due to the net proceeds from the Public Offering of $5,010 and net proceeds from the Private Placement of $1,872.

Overall, the Corporation’s cash increased by $6,745, $1,716 and by $635, respectively, for the thirteen-month period ended March 31, 2017 and the years ended February 29, 2016 and February 28, 2015. Cash and cash equivalents as at March 31, 2017 totaled $9,772. See basis of presentation for additional discussion of the Corporation’s financial condition.

The Corporation is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new products and their marketing. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights, and options. To achieve the objectives of its business plan, the Corporation plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The Corporation anticipates that the products developed by the Corporation will require approval from the FDA and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

management discussion and analysis of the financial situation and operating results

The Corporation’s current assets of $10,187 as at March 31, 2017 include cash and cash equivalents totaling $9,772, mainly generated by the net proceeds from the Public Offering and Private Placement completed on February 21, 2017 as well as the public offering completed on December 3, 2013 and private offering completed on February 7, 2014 (the Previous Offerings). The Corporation’s liabilities total $3,753 at March 31, 2017 and are comprised primarily of $2,138 in amounts due to or accrued for creditors, $1,406 for unsecured convertible debentures and $209 for derivative warrant liabilities. The Corporation’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, including not only the preparation for, but the planned initiation of the Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. In addition to having raised additional funds during the thirteen-month period ended March 31, 2017, the Corporation is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within the Corporation’s control. Additionally, although the Corporation intends to continue to rely on the support of Neptune for a portion of its general and administrative needs, the continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds, find one or more strategic partners or does not receive the continued support from its parent, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. The Corporation currently has no other arranged sources of financing.

Financing obtained during the thirteen-month period ended March 31, 2017:

Public Offering 2017:

On February 21, 2017, the Corporation closed a public offering issuing 3,930,518 units of Acasti at a price of $1.45 per Unit for gross proceeds of $5,699. Each Unit consists of one class A share and one half of one class A or common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share at an exercise price of $2.15 per common share, at any time until February 21, 2022. The Units issued as part of the public offering are considered equity instruments. The transaction costs associated with the Public Offering amounted to $1,190. The proceeds and transaction costs were allocated to share capital.

As part of the transaction, the Company also issued broker warrants (the Broker Warrants) to purchase up to 234,992 Common Shares. Each Broker Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $2.15 per common share, at any time until February 21, 2018. The total costs associated with the Broker Warrants are accounted for at fair value using the Black-Scholes pricing model; they amounted to $144 and were recorded to contributed surplus with the offsetting entry as a reduction of share capital.

The warrants issued as part of the Units of the Public Offering and the Broker warrants, include an “Acceleration Right”, related to the Corporation’s right to accelerate the expiry date of the warrants.  The Acceleration Right clause means the right of the Corporation to accelerate the expiry date to a date that is not less than 30 days following delivery of the acceleration notice if, at any time at least four months after the effective date, the volume weighted average trading price of the common shares equals or exceeds $2.65 for a period of 20 consecutive trading days on the TSXV.

Furthermore, as part of the February 2017 Public Offering and convertible debt transactions, a total of 60,000 Common Shares were issued as equity settled share-based payments for services received from an employee of the parent at a price of $1.57 per share for a total cost of $94. The equity settled share-based payment costs have been allocated between the share capital for a cost that amounted to $85 and debt for a cost that amounted to $9 based on relative value.

Unsecured Convertible Debentures and Contingent Warrants:
Concurrent with the Public Offering, on February 21, 2017, the Company issued $2,000 aggregate principal amount of unsecured convertible debentures maturing February 21, 2020 and contingent warrants to acquire up to 1,052,630 Common Shares (the “Private Placement”). The principal may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at anytime by the holder at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures. Should the Corporation pay all or any portion of the convertible debenture before maturity, then warrants become exercisable at $1.90 per Common Share for the equivalent convertible debenture amount prepaid. The contingent warrants will be exercisable for the remaining term of the convertible debt for the same price as the conversion options. The unsecured convertible debentures were issued at a discount of 3.5% to the principal amount, for aggregate gross proceeds of $1,930.

management discussion and analysis of the financial situation and operating results

The convertible debentures provide the Corporation an accelerated conversion right whereby the Corporation may, at anytime at least four months after the date of issuance of the convertible debentures, accelerate the conversion of the debentures to Common Shares in the event that the volume weighted average price of the Corporation’s Common Shares on the TSX Venture Exchange is equal to or exceeds $2.65, subject to customary adjustment provisions, during 20 consecutive trading days.
The interest to be paid on the convertible debentures under the terms of the agreement is 8% per annum, payable on a quarterly basis in cash or Common Shares of the Corporation or a combination thereof, commencing on March 31, 2017. The decision to pay the interest due in cash or shares is at the discretion of the Corporation and the number of Common Shares to be issued will be calculated at the current market price as at the close of business on the day before the interest payment is to be made. Payment in shares shall be at a floor price of $0.10 per share, with the difference between the amount payable and the amount computed at floor price payable in cash.

The proceeds of the Private Placement were split between the liability and the equity at the time of issuance of the Private Placement. Both the conversion option and contingent warrants are considered the equity component of the Private Placement. The fair value of the liability component was determined through a discounted cash flow analysis using a discount rate of 20% that was set based on a similar debt and maturity considering the Corporation’s credit risk excluding the conversion option and contingent warrants. The amount allocated to the equity component is the residual amount after deducting the fair value of the financial liability component from the fair value of the entire compound instrument. Subsequent to initial recognition, the liability is measured at amortized cost calculated using the effective interest rate method and will accrete up to the principal balance at maturity. The interest accretion is presented as a financial expense. The equity component is not re-measured. Transaction costs were allocated to the components in proportion to their initial carrying amounts. The portion allocated to the liability was recognized as a reduction of the debt whereas the portion allocated to other equity was recognized as a reduction to other equity.

The fair value of the liability portion at the time of issuance was determined to be $1,519 and the transaction costs and debt discount amounted to $134, of which $30 is still unpaid as at March 31, 2017. The residual of the proceeds allocated to the equity component amounted to $481 and the transactions costs amounted to $43, of which $10 is unpaid at March 31, 2017.

Use of Funds:

Acasti has used and intends to continue to use the net proceeds from the Public Offering, the Private Placement and the Previous Offerings to fund the completion of its manufacturing scale-up and the clinical and regulatory planning and preparations necessary to be ready to enroll the first patient in the Phase 3 clinical program for CaPre®, intellectual property expansion, business development activities, general and administrative expenses, and working capital. It is currently projected, however, after the Corporation’s end of Phase 2 meeting with the FDA which took place after the closing of the combined Public Offering and Private Placement financing, that most of the more than $1 million in incremental net proceeds raised over the minimum referenced in the prospectus plans to be used for the clinical program preparation based now on the plan being better defined after the FDA meeting, including the plan to conduct two smaller studies instead of one larger study.

management discussion and analysis of the financial situation and operating results

Financial Position
The following table details the significant changes to the statements of financial position as at March 31, 2017 compared to February 29, 2016:

Accounts	Increase (Decrease)	Comments
Cash and cash equivalents	6,745	See cash flow statement
Short-term investments, including restricted investments	(9,443)	Maturity of short-term investments, decrease in investments
Receivable	(193)	Payments received
Prepaid expenses	(247)	Completion of research contracts
Equipment	2,594	Acquisition of laboratory and production
		equipment
Intangible asset	(2,517)	Amortization
Trade and other payables	1,000	Increase in expenses and research contracts
Payable to parent corporation	(3)	Payment made to parent company
Derivative warrant liabilities	53	Change in fair value
Unsecured convertible debentures	1,406	Debt issued in Private Placement transaction

See the statement of changes in equity in the financial statements for details of changes to the equity accounts from February 29, 2016.

Derivative warrant liabilities

As of March 31, 2017, the amount of $209 included in liabilities represents the fair value of the warrants issued as part of the Corporation’s Previous Offerings. The warrants forming part of the units issued in connection with the Previous Offerings are derivative liabilities (Derivative warrant liabilities) for accounting purposes due to the currency of the exercise price (USD $) being different from the Corporation’s functional currency (CAD $). The warrant liabilities will be settled in Common Shares. The fair value of the warrants issued in connection with the Previous Offerings was determined to be $0.58 per warrant upon issuance and $0.11 per warrant as of March 31, 2017. The fair value of the warrants is revalued at each reporting date.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements except for the following commitments. As at March 31, 2017, the Corporation’s liabilities are $3,753, of which $2,138 is due within twelve months, $209 relates to a derivative warrant liability that will be settled in shares and $1,406 relates to unsecured convertible debentures, described in note 11 of the financial statements, which includes $21 in interest accretion and will be settled either in cash or shares. The principal amount of unsecured convertible debentures may be prepaid, in whole or in part, at any time and from time to time, in cash, at the sole discretion of the Corporation. The debentures are convertible into Common Shares at a fixed price of $1.90 per Common Share except if the Corporation pays before the maturity, all or any portion of the convertible debentures.

A summary of the contractual obligations at March 31, 2017, is as follows:

	Total	1 year or less	1 to 3 years
	$	$	$
Trade and other payables	2,138	2,138	—
Research and development contracts	917	917	—
Purchase obligation of equipment	21	21	—
Unsecured convertible debentures	2,463	160	2,303
Total	5,539	3,236	2,303

management discussion and analysis of the financial situation and operating results

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research and development projects and to produce certain tools and equipment.  The Corporation has reserved certain rights relating to these projects.
The Corporation initiated research and development projects that are planned to be conducted over the next 12-month period for a total cost of $2,169 of which an amount of $785 has been paid to date.  As at March 31, 2017, an amount of $467 is included in ''Trade and other payables'' in relation to these projects.
The Corporation has also entered into a contract to purchase production equipment for a total cost of $1,162 to be used in the manufacturing of the clinical and future commercial supply of CaPre®, of which an amount of $853 has been paid to date. As at March 31, 2017, an amount of $288 is included in ''Trade and other payables'' related to this equipment.

Contingencies
A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the Neptune group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it presently is not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Company's financial statements in the year that a determination is made, however, in management's opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Company's financial position.

Related Party Transactions

The Corporation was charged by its parent corporation Neptune Technologies & Bioressources Inc. (“Neptune” or “parent”) for the purchase of research supplies and for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

One-month period ended		Three-month period ended	Three-month period ended	Thirteen-month period ended	Year ended	Year ended
	March 31, 2017	February 28, 2017	February 29, 2016	March 31, 2017	February 29, 2016	February 28, 2015
	$	$	$	$	$	$

Research and development expenses	1	6	24	60	371	344
General and administrative expenses	41	241	215	618	790	876
Total	42	247	239	678	1,161	1,220

management discussion and analysis of the financial situation and operating results

The Corporation purchased from the parent company research and development supplies totaling $113, of which $73 as at March 31, 2017 is recorded in prepaid expenses and will be expensed as used.
Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

On January 7, 2016 Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million (“Committed Funds”) to partly guarantee the financing for the said transaction (“Pledge Agreement”). Neptune had agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of 9% during the first six months and 11% for the remaining term of the Pledge Agreement. On September 20, 2016, Neptune fully released the pledged amount. The Corporation recognized interest revenue in the amount of $89 during the thirteen-month period ended March 31, 2017 and nil for the month ended March 31, 2017.

The payable to parent corporation primarily for general and administrative shared services has no specified maturity date for payment or reimbursement and does not bear interest.

The key management personnel are the officers of the Corporation, the members of the Board of Directors of the Corporation and of the parent company. They control in aggregate, less than 2% of the voting shares of the Corporation. See note 5 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

• Identification of triggering events indicating that the intangible assets might be impaired.

• The use of the going concern basis of preparation of the financial statements.  At the end of each reporting period, management assesses the basis of preparation of the financial statements. The financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

• Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).

• Measurement of derivative warrant liabilities and stock-based compensation.

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

management discussion and analysis of the financial situation and operating results

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the CGU’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the 2014 public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measured at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility.  Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 15 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the Corporation obtains the goods or the counterparty renders the service.

Tax credits
Refundable tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Financial Instruments
Credit Risk
Credit Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations.  The Corporation has credit risk relating to cash, cash equivalents and short-term investments, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.
Currency risk
The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

A portion of the expenses, mainly related to research contracts and purchase of production equipment, is incurred in US dollars and in Euros, for which no financial hedging is required. There is a financial risk related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar. In order to minimize the financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar, funds continue to be invested as short-term investments in the US dollar.

management discussion and analysis of the financial situation and operating results

Furthermore, a significant portion of the Corporation’s cash and cash equivalents are denominated in US dollars, further exposing the Corporation to fluctuations in the value of the US dollar in relation to the Canadian dollar presented in Note 19 of the financial statements.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.
The Corporation’s exposure to interest rate risk as at March 31, 2017, February 28, 2017 and February 29, 2016 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Unsecured convertible debentures	Long-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.  Management believes the risk the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 22 to the financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews material transactions outside the normal course of business.

The Corporation’s contractual obligations related to financial instruments and other obligations and liquidity resources are presented in the liquidity and capital resources of this MD&A.

Future Accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (IASB) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the thirteen-month and one-month periods March 31, 2017 and have not been applied in preparing the financial statements.

The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation intends to adopt IFRS 9 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

management discussion and analysis of the financial situation and operating results

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on April 1, 2018. The Corporation has not yet assessed the impact of adoption of the amendments of IFRS 2, and does not intend to early adopt these amendments in its financial statements.

Controls and procedures

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Disclosure controls and procedures

Management of Acasti, including the CEO and CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective as of March 31, 2017.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of March 31, 2017, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the four-month period ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect its ICFR.

management discussion and analysis of the financial situation and operating results

ASSESSMENT OF BUSINESS RISKS

The following are primary risks associated with the business of Acasti. These risks and other risks are described in more detail under the heading “Risk Factors” in the Corporation’s annual information form for the year ended March 31, 2017 and the Corporation’s other public filings, and could directly affect the Corporation’s business, prospects, financial position and results of operations:
•	risks related to timing and possible difficulties, delays or failures in the Corporation’s Phase 3 program for CaPre;
•
anticipated pre-clinical and clinical trials may be costlier or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of CaPre;

•	the Corporation’s planned Phase 3 clinical program for CaPre may not produce positive results;
•	Acasti’s anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all;
•	outcome study data from two of Acasti’s competitors in mild to moderate HTG patients may be negative, which could also negatively affect the market perception of CaPre;
•	the Corporation may encounter difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials or to market CaPre;
•	Acasti may need to conduct additional future clinical trials for CaPre, the occurrence and success of which cannot be assured;
•	CaPre may have unknown side effects;
•	CaPre may not prove to be as safe and effective or as potent as currently believed;
•	the FDA may refuse to approve CaPre, or place restrictions on Acasti’s ability to commercialize CaPre;
•	CaPre could be subject to extensive post-market obligations and continued regulatory review, which may result in significant additional expense and affect sales, marketing and profitability;
•	the Corporation may fail to achieve its publicly announced milestones on time;
•	third parties Acasti will rely upon to conduct its Phase 3 clinical program for CaPre may not effectively fulfill their obligations to Acasti;
•
new laws, regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means could adversely affect the Corporation’s business;

•	the market opportunity for, and demand and market acceptance of, CaPre may not be as strong as the Corporation anticipates;
•	third parties that Acasti will rely upon to manufacture, supply and distribute CaPre may not effectively fulfill their obligations to Acasti;
•
the Corporation’s patent applications may not result in issued patents, its issued patents may be circumvented or challenged and ultimately struck down, and it may not be able to successfully protect its trade secrets or other confidential proprietary information;

•	Acasti may face claims of infringement of third party intellectual property and other proprietary rights;
•
Acasti has significant additional future capital needs and may not be able to raise additional financing required to fund further research and development, clinical studies, obtain regulatory approvals, and to meet ongoing capital requirements to continue its current operations on commercially acceptable terms or at all; and

•
Acasti may be unable to secure development and/or distribution partnerships to support the development and commercialization of CaPre in the United States and in other global markets, provide development capital, market access and other strategic sources of capital.

management discussion and analysis of the financial situation and operating results

Additional Information

Updated and additional information on the Corporation is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at June 6, 2017, the total number of Class A shares of the Corporation issued and outstanding was 14,712,052. The Corporation also has 1,359,288 stock options, 18,561,654 Series 8 & 9 warrants, 1,965,259 Public Offering warrants, 234,992 Series 2017 BW broker warrants amd 1,052,630 Series 2017 unsecured convertible debentures outstanding.